Exhibit 99.1

CONTENT

I – FIRST HALF 2019 INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	2

II – MANAGEMENT DISCUSSION & ANALYSES	24

III – INFORMATION REGARDING RELATIONSHIPS WITH RELATED PARTIES	29

IV – RISK FACTORS	30

I – FIRST HALF OF 2019 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED STATEMENT OF CONSOLIDATED FINANCIAL POSITION

(thousands of euros)

	Note	6/30/2019	12/31/2018[1]
ASSETS
Intangible assets		23	29
Right-of-use assets related to leases	14	22,060	—
Property, plant, and equipment		20,905	20,219
Other non-current financial assets	4	6,144	6,033

Total non-current assets		49,131	26,281

Inventories		2,082	1,566
Other current assets	5	28,183	21,131
Cash and cash equivalents	6	107,265	122,770

Total current assets		137,531	145,468

TOTAL ASSETS		186, 662	171,749

	Note	6/30/2018	12/30/2018[1]
LIABILITIES
Shareholders’ equity
Share capital	7	3,616	3,016
Premiums related to the share capital	7	605,223	539,292
Reserves	7	(412,702)	(254,946)
Net (loss)	7	(79,810)	(166,076)

Total shareholders’ equity		116,327	121,286

Non-current liabilities
Long-term financial debt	8	1,003	1,278
Long-term lease debt	14	21,038	—
Non-current provisions		1,620	1,536
Other non-current liabilities		873	4,105

Total non-current liabilities		24,533	6,919

Current liabilities
Short-term financial debt	8	572	1,201
Short-term lease debt	14	3,162	—
Current provisions		595	1,270
Supplier accounts payable	9	22,308	28,567
Other current liabilities	9	19,164	12,506

Total current liabilities		45,801	43,543

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		186,662	171,749

[1]	The financial statements as of June 30, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME (LOSS)

(thousands of euros, except per share information)

		Six months ended June 30,
	Note	2019	2018[2]
Operating income
Revenues	10	—	—
Other income	10	7,062	7,283

Total income		7,062	7,283

Operating expenses
Cost of goods sold		—	—
Research and development	11	(52,238)	(49,946)
Sales and marketing	11	(8,327)	(9,728)
General and administrative	11	(25,825)	(21,135)

Total expenses		(86,389)	(80,809)

Operating (loss)		(79,327)	(73,526)

Financial revenues	13	491	1,813
Financial expenses	13	(966)	(360)

Financial (loss) profit		(475)	1,452

Income tax		(8)	—

Net (loss)		(79,810)	(72,074)

Basic and diluted earnings per share (€/share)		(2.43)	(2.60)

[2]	The financial statements as of June 30, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME (LOSS)

(thousands of euros)

	Six months ended June 30
	2019	2018[3]
Net (loss)	(79,810)	(72,074)
Actuarial gains and losses on employee benefits, net of corporate tax	150	72

Gain (Loss) directly recognized in shareholders’ equity	150	72

Other comprehensive income (loss)	8	(1,566)

Total comprehensive (loss)	(79,652)	(73,568)

In accordance with IAS 1 Presentation of Financial Statements (2007) (IAS 1), the Group, as defined in Note 1, presents a combined statement of other elements of comprehensive income or loss.

Other comprehensive income mainly includes, as of June 30, 2019 and 2018, the change in consolidated translation reserves.

[3]	The financial statements as of June 30, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(thousands of euros)

	Note	6/30/2019	6/30/2018[4]
Net profit (loss) for the period		(79,810)	(72,074)
Reconciliation of the net profit (or loss) and the cash used for the operating activities:
Amortization and depreciation		2,437	162
Retirement pension obligations		233	190
Expenses related to share-based compensation		8,040	16,758
Other elements		515	242

Operating cash flows before change in working capital		(68,584)	(54,722)

Inventories		(516)	—
Customer accounts receivable		—	1,262
Other current assets		(7,420)	(10,163)
Supplier accounts payable		(5,945)	2,811
Other current and non-current liabilities		5,296	(4,357)
Change in working capital requirement		(8,585)	(10,448)

Net cash flow used in operating activities		(77,170)	(65,170)

Cash flows used in investing activities
Acquisitions of property, plant, and equipment		(2,117)	(498)
Acquisitions of intangible assets		1	(10)
Acquisitions of non-current financial assets		16	(171)

Net cash flows from investment activities		(2,100)	(679)

Cash flows from financing activities
Increase in conditional advances		—	—
(Decrease) in conditional advances		(904)	(648)
Treasury shares		34	(12)
Capital increases, net of transaction costs		66,531	132,460
Repayment of lease liabilities		(1,403)	—
Interest paid on lease liabilities		(521)	—
Other cash flows related to financing activities		(27)	(135)

Net cash flows used in financing activities		63,710	131,666

(Decrease) in cash		(15,560)	65,817
Cash and cash equivalents at beginning period		122,770	137,880
Impact of exchange rate fluctuations		55	(1,452)

Cash and cash equivalents at the close of the period	6	107,265	202,245

[4]	The financial statements as of June 30, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

INTERIM CONDENSED STATEMENT OF CHANGES

IN CONSOLIDATED SHAREHOLDERS’ EQUITY

(thousands of euros)

	Shares of common Stock
	Number of shares (Note 7)	Amount	Premiums related to the share capital	Reserve	Profit (loss)	Total shareholders’ equity
At January 1, 2018	24 990 822	2,499	406,709	(131,592)	(147,693)	129,923
Net (loss)	—	—	—	—	(72,074)	(72,074)
Foreign exchange translation	—	—	—	(1,566)	—	(1,566)
Profit (loss) directly recognized in shareholders’ equity	—	—	—	72	—	72

Total profit (loss) directly recognized in shareholders’ equity	—	—	—	(1,494)	(72,074)	(73,568)

Allocation of prior (loss)	—	—	—	(147,693)	147,693	—
Increase in capital	5 015 530	502	131,821	—	—	132,323
Treasury shares	—	—	—	(650)	—	(650)
Issue of share warrants	—	—	138	—	—	138
Share-based payments	—	—	—	16,758	—	16,758

At June 30, 2018	30 006 352	3,001	538,668	(264,671)	(72,074)	204,924

At January 1, 2018	24 990 822	2,499	406,709	(131,592)	(147,693)	129,923
Net (loss)	—	—	—	—	(166,076)	(166,076)
Foreign exchange translation	—	—	—	(683)	—	(683)
Profit (loss) directly recognized in shareholders’ equity	—	—	—	19	—	19

Total profit (loss) directly recognized in shareholders’ equity	—	—	—	(665)	(166,076)	(166,740)

Allocation of prior (loss)	—	—	—	(147,693)	147,693	—
Increase in capital	5 166 955	517	132,419	—	—	132,936
Treasury shares	—	—	—	(900)	—	(900)
Issue of share warrants	—	—	164	—	—	164
Share-based payments	—	—	—	25,904	—	25,904

At December 31, 2018	30 157 777	3,016	539,292	(254,946)	(166,076)	121,286

At January 1, 2019	30 157 777	3,016	539,292	(254,946)	(166,076)	121,286
Net (loss)	—	—	—	—	(79,810)	(79,810)
Foreign exchange translation	—	—	—	8	—	8
Profit (loss) directly recognized in shareholders’ equity	—	—	—	150	—	150

Total profit (loss) directly recognized in shareholders’ equity	—	—	—	158	(79,810)	(79,652)

Allocation of prior (loss)	—	—	—	(166,076)	166,076	—
Increase in capital	6 000 000	600	65,931	—	—	66,531
Treasury shares	—	—	—	122	—	122
Share-based payments	—	—	—	8,040	—	8,040

At June 30, 2019	36 157 777	3,616	605,223	(412,702)	(79,810)	116,327

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1: The Company

Incorporated in 2002 under the laws of France, DBV Technologies S.A. (“DBV Technologies,” or the “Company”) is a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin®. The Company’s therapeutic approach is based on epicutaneous immunotherapy, or EPIT®, a proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin®.

Viaskin® Peanut

The Company’s lead product candidate, Viaskin® Peanut, has completed a global Phase III program for the treatment of peanut-allergic patients 4 to 11 years of age. In October 2018, the Company announced its submission of a Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age. On December 19, 2018, the Company announced that, after discussions with the FDA, the Company voluntarily withdrew its Biologics License Application (“BLA”) for Viaskin® Peanut in children 4 to 11 years of age. On August 7, 2019, the Company announced the submission of its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children ages 4 to 11 years.

In August 2017, the Company initiated Part A of the EPITOPE (EPIT® in Toddlers with Peanut Allergy) trial, a Phase III trial of Viaskin® Peanut in peanut-allergic toddlers ages one to three. EPITOPE is a two-part, pivotal Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut 250 µg for the treatment of peanut-allergic toddlers one to three years of age. In September 2018, the Company announced that the independent data safety and monitoring board (“DSMB”) completed its review of Part A of EPITOPE and recommended that the dose of Viaskin® Peanut 250 µg be evaluated in Part B. On October 26, 2018, the Company announced that the first patient was enrolled in Part B of EPITOPE. This trial is the second Phase III clinical program currently investigating the use of Viaskin® Peanut for the treatment of patients with peanut allergy.

Viaskin® Milk

The Company is developing its second product candidate, Viaskin® Milk, for the treatment of cow’s milk protein allergy (“CMPA”), in children two to 17 years of age, which received fast track designation from the FDA in September 2016. In November 2014, the Company initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to study the safety and efficacy of Viaskin® Milk in 198 patients with Immunoglobulin E (“IgE”) mediated CMPA, which the Company refers to as the Milk Efficacy and Safety (“MILES”) trial. In June 2015, the Company announced completion of Part A of the MILES trial, or Phase I, and it launched Part B, or Phase II, in October 2015. In February 2018, the Company announced preliminary results from Part B of the MILES trial. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, p=0.042). The Company believes these preliminary results support further advancement of the Viaskin® Milk program and intends to discuss findings with regulatory authorities to determine the design of future clinical trials. All patients in the open-label extension trial were switched to the 300 µg dose for treatment of up to 24 months.

Viaskin® Egg

The Company is also working on a third product candidate, Viaskin® Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for Viaskin® Egg commenced in the first half of 2015 and is currently ongoing.

Other Viaskin® application

In addition to the Company’s development programs in food allergies, it is exploring the use of its Viaskin® technology for the treatment of inflammatory and autoimmune diseases with high unmet medical need. Human proof-of-concept trials with Viaskin® in Eosinophilic Esophagitis (“EoE”) and as a booster vaccination against Bordetella pertussis (whooping cough) in healthy adults have been completed. The Company’s other earlier stage research programs include vaccination for respiratory syncytial virus, as well as potential treatments for celiac disease and type I diabetes.

Major events during the first half of 2019

1.	FINANCING

On April 8, 2019, the Company announced the settlement and delivery of an underwritten global offering of an aggregate of 6,000,000 ordinary shares reserved to specified categories of investors in (i) an offering of 2,447,500 ordinary shares in the form of 4,895,000 American Depositary Shares (“ADSs”) in the United States, Canada and certain other countries outside Europe, at an offering price of $6.75 per ADS (on the basis of an exchange rate of $1.1233 = €1.00), and (ii) a private placement of 3,552,500 ordinary shares in Europe (including France), at an offering price of €12.02 per ordinary share. Each ADS represents the right to receive one-half of one ordinary share. The gross proceeds to the Company from the global offering were approximately $81.0 million (approximately €72.1 million), before deducting underwriting commissions and estimated offering expenses.

2.	CLINICAL PROGRAMS

Viaskin® Peanut

On February 13, 2019, the Company announced that it expects to submit its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children 4 to 11 years of age in the third quarter of 2019.

On August 7, 2019, the Company announced the submission on August 6, 2019 of its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children ages 4 to 11 years.

3.	CHANGE IN THE GROUP’S BOARD MEMBERS AND EXECUTIVE MANAGEMENT

On January 3, 2019, the Company announced the following changes to its leadership team as the Company strengthens its organizational competencies in the development of the Viaskin® platform:

•

DBV’s Chief Scientific Officer (CSO), Dr. Hugh Sampson, assumed the role of interim Chief Medical Officer (CMO) effective on January 3, 2019. Dr. Sampson succeeded Dr. Lucia Septien-Velez. As CSO and during his time as interim CMO, Dr. Sampson led both the scientific and medical teams at the Company and reports to Daniel Tassé, Chief Executive Officer of DBV Technologies.

•

Julie O’Neill was engaged to direct all product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. She directly advises Daniel Tassé. Julie, who was appointed to DBV’s Board of Directors in 2017, continues to serve as a director, while overseeing the submission of the Viaskin® Peanut BLA in children 4 to 11 years of age.

•	Alan Kerr, Senior Vice President, Head of Global Regulatory Affairs of DBV Technologies, reports to the Company’s CEO, Daniel Tassé effective from January 3, 2019.

On March 5, 2019, the Company also provided an update on leadership and operational changes:

•	Charles Ruban, former Chief Operating Officer, who oversaw regulatory, product development and commercial operations, resigned from the Company, effective March 15, 2019.

•

Laurent Martin, former Chief Development Officer, resigned from his regulatory and product development role, effective March 15, 2019. Mr. Martin continues to serve as DBV’s Pharmacien Responsable (Responsible Pharmacist) in accordance with applicable regulations in France while a search for a replacement is planned. Mr. Martin’s primary responsibilities were taken by Julie O’Neill, DBV’s manufacturing and operations leader, who oversees product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company.

On March 5, 2019, the board of directors appointed existing board member, Michel de Rosen, as Non-Executive Chairman of the board. Mr. de Rosen succeeds the Company’s co-founder, Dr. Benhamou, who retired from his position as DBV’s Non-Executive Chairman and board member. Dr. Benhamou joined the Company’s Scientific Advisory Board on March 5, 2019. In addition, Daniel Tassé, CEO of DBV Technologies, has been appointed to the Board of Directors to replace Pierre-Henri Benhamou. This appointment was approved by the Annual General Meeting of Shareholders held on May 24, 2019.

On May 14, 2019, the Company announced that its Deputy Chief Executive Officer and Principal Financial Officer, David Schilansky, has decided to leave the company by the end of August 2019. While a new Chief Financial Officer search is underway, DBV will not fill the Deputy CEO role following David Schilansky’s departure. Sébastien Robitaille has been appointed to serve as the Company’s interim Chief Financial Officer and Principal Financial Officer, effective as of August 31, 2019.

On May 24, 2019, the Company also announced that Viviane Monges, who has 30 years of global pharmaceutical leadership experience in financial operations, has been appointed to the Board of Directors and Audit Committee. DBV’s Board of Directors now includes nine directors, including four women.

On June 26, 2019, the Company announced the appointment of Pharis Mohideen, M.D., as its CMO, effective July 22, 2019. Dr. Mohideen serves as a member of the Executive Committee and reports to Daniel Tassé. Effective as of Dr. Mohideen’s start date, Dr. Hugh Sampson, who assumed the role of interim CMO in early 2019, continued to serve as CSO.

4.	OTHER KEY EVENTS

A class action complaint was filed on January 15, 2019, in the United States District Court for the District of New Jersey, entitled Travis Ito-Stone v. DBV Technologies, et al., Case No. 2:19-cv-00525. The complaint alleges that the Company and its former Chief Executive Officer, its current Chief Executive Officer and its former Deputy Chief Executive Officer violated certain federal securities laws, specifically under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

The plaintiff seeks unspecified damages on behalf of a purported class of purchasers of the Company’s securities between February 14, 2018 and December 19, 2018. The Company believes that the allegations contained in the complaint are without merit and intend to defend the case vigorously. However, whether or not the plaintiff’s claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of the Company’s business. If the Company is ultimately required to pay significant defense costs, damages or settlement amounts, such payments could adversely affect its operations.

The Company may be the target of similar litigation in the future. Any future litigation could result in substantial costs and divert management’s attention and resources, which could cause serious harm to the Company’s business, operating results and financial condition. The company maintains liability insurance; however, if any costs or expenses associated with this or any other litigation exceed its insurance coverage, the Company may be forced to bear some or all of these costs and expenses directly, which could be substantial.

Note 2: General principles and statement of compliance

1.	SCOPE OF CONSOLIDATION

The company DBV Technologies Inc. was incorporated in Delaware on April 7, 2015 (the “US subsidiary”). The share capital of this US subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

The company DBV Australia Pty Ltd. was incorporated in New South Wales, Australia on July 3, 2018 (the “Australian subsidiary”). The share capital of this Australian subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

The company DBV Canada Ltd. was incorporated in Ottawa, Ontario on August 13, 2018 (the “Canadian subsidiary”). The share capital of this Canadian subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

The company DBV Pharma was incorporated in Paris on December 21, 2018 (the “French subsidiary”). The share capital of this French subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

2.	GENERAL PRINCIPLES

The interim consolidated condensed financial statements (the “Financial Statements”) present the operations of DBV Technologies S.A. and its subsidiaries (the “Group”) as of June 30, 2019. DBV Technologies is a Corporate French venture under French law (société anonyme) and has its registered offices located at 177/181 avenue Pierre Brossolette, 92120 Montrouge (France).

The interim condensed consolidated financial statements at June 30, 2019 have been prepared under the responsibility of the management of DBV Technologies. These interim condensed financial statements were approved by the Board of Directors of the Company on September 20, 2019.

The interim condensed consolidated financial statements of the Group are expressed in thousands of euros unless stated otherwise.

For consolidation purposes, DBV Technologies and its subsidiaries have prepared individual financial statements for the period ended June 30, 2019.

3.	STATEMENT OF COMPLIANCE

International accounting standards include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Those Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year beginning January 1, 2019. Comparative figures are presented for December 31, 2018 and June 30, 2018.

Due to the listing of the Company’s ordinary shares on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, Financial Statements of the Group are also prepared in accordance with IFRS, as adopted by the European Union (“EU”).

The Financial Statements at June 30, 2019 were prepared in accordance with IAS 34 - Interim Financial Reporting, which requires the disclosure of selected explanatory notes only.

The condensed financial statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2018.

The Group is not subject to significant seasonal effects.

Note 3: Accounting principles and methods used at June 30, 2019

These condensed consolidated financial statements are prepared using the same accounting policies and methods as those applied by DBV Technologies at December 31, 2018 (described in Note 3 of the consolidated accounts as of December 31, 2018 published) and in accordance with other standards and interpretations that came into effect on January 1, 2019.

The following Standards, amendments to standards and interpretations, which are mandatorily effective for annual periods beginning on or after January 1st, 2019 were adopted by the Company:

•	IFRS 16 – Leases;

•	Amendments to IFRS 9 - Prepayment features with negative compensation;

•	Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures;

•	Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement;

•	IFRIC 23 - Uncertainty over Income Tax Treatments;

•	Annual Improvements to IFRS Standards 2015–2017 Cycle.

The impacts of the first-time application of IFRS 16 are described in detail in Note 3.1. The other amendments have not had any impact on the condensed consolidated financial statements as of June 30, 2019.

As of June 30, 2019, there is no difference between the IFRS published and mandated by the IASB and EU. As a result, the consolidated condensed Financial Statements as of and for the six month-period ended June 30, 2019, prepared in accordance with IFRS as published by the IASB, are the same than the ones prepared under as adopted by the EU and approved by the Board of directors on July 31, 2019, except for the subsequent events disclosure which has been updated.

The Company did not elect for early application of the new standards, amendments and interpretations which were adopted by the IASB but not mandatory as of January 1, 2019:

•	IFRS 17 – Insurance contracts

•	Amendments to IFRS 3 - Definition of a Business;

•	Amendments to IAS 1 and IAS 8 - Definition of Material.

•	Amendments to References to the Conceptual Framework in IFRS Standards;

Management is in the process of evaluating the impact of these standards and amendments application.

1.	IMPACT OF IFRS 16 APPLICATION ON JUNE 30, 2019 FINANCIAL STATEMENTS

IFRS 16 became applicable on January 1, 2019, requiring the Company to update its accounting policies on lease.

IFRS 16 aligns the balance sheet accounting treatment of operating leases on that of finance leases with the recognition of a liability for future lease payments, and of an asset for the associated rights of use. The lease term is defined contract by contract and corresponds to the firm period of the commitment taking into account the optional periods that are reasonably certain to be exercised.

The first-time application of IFRS 16 also lead to a change in presentation:

•

On the opening balance sheet: the recognition of an asset corresponding to the rights of use net of the existing debt as of December 31, 2018 related to the rent-free period and the recognition of a liability corresponding to lease obligations;

•

On the income statement: the lease expense previously recognized as a component of operating income is, under IFRS 16, recognized partly as depreciation expense within operating income, and partly within Financial expenses;

•

On the statement of cash flows: the lease payments previously presented within net cash provided used in operating activities is, under IFRS 16, presented within net cash used in financing activities to the extent that those payments are allocated to repayment of the lease liability.

For its transition method, the Group has elected to apply the simplified approach as of January 1, 2019. Prior-period comparative data will therefore not be restated at the transition date.

The Group has decided to apply the exemptions to lease with a term of less than 12 months and to leases of low value assets as soon as the new standard is effective.

Measurement of the right- of use asset

At the commencement date, the right- of- use asset is measured at cost and comprises:

•

The amount of the initial measurement of the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position immediately before the date of initial application;

•

Where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded;

•	Estimated costs for restoration and dismantling of the leased asset according to the terms of the contract.

The majority of leases entered into by the Company are operating leases in which the Company is a lessee. The Group’s operating leases mainly relate to real estate assets and to a lesser extent to industrial equipment and company cars.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets on a straight-line basis over the term of the lease for the rent component.

In accordance with IAS 36 “Impairment of Assets”, right- of- use assets are tested for depreciation if there is an indication of impairment and at least once a year on December 31.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are the contractual rents.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	The liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period;

•	Less payments made.

The discount rate applied to each contract takes into account the remaining terms of the contracts from the date of first application, i.e. January 1, 2019, and the currency of each contract. The discount rates applied at the transition date are based on the Company’s marginal borrowing rate, to which is added a spread of its own which takes into account the nature and the total duration of the contract.

The discount rates and remaining term of the contracts determined by management are based on historical information and other factors considered reasonable in the circumstances.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	Change in the lease term;

•	Modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option;

•	Adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

The following tables present the impacts of the first application of IFRS 16 on the opening balance sheet:

	Information December 31, 2018	First-time application of IFRS 16	Information January 1, 2019 with IFRS 16
ASSETS
Intangible assets	29	—	29
Right-of-use assets related to leases	—	23,792	23,792
Property, plant, and equipment	20,219	—	20,219
Other non-current financial assets	6,033	—	6,033

Total non-current assets	26,281	23,792	50,074

Total current assets	145,468	—	145,468

TOTAL ASSETS	171,749	23,792	195,542

	Information December 31, 2018	First-time application of IFRS 16	Information January 1, 2019 with IFRS 16
LIABILITIES
Shareholders’ equity

Total shareholders’ equity	121,286	—	121,286

Non-current liabilities
Long-term financial debt	1,278	—	1,278
Long-term lease debt	—	22,682	22,682
Non-current provisions	1,536	—	1,536
Other non-current liabilities	4,105	(1,546)	2,559

Total non-current liabilities	6,919	21,136	28,055

Current liabilities
Short-term financial debt	1,201	—	1,201
Short-term lease debt	—	2,973	2,973
Current provisions	1,270	—	1,270
Supplier accounts payable	28,567	—	28,567
Other current liabilities	12,506	(317)	12,189
Total current liabilities	43,543	2,656	46,200

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	171,749	23,792	195,542

The following table present the reconciliation of lease liabilities on the date of transition with Off-Statement of Financial Position commitments at December 31, 2018:

(thousands of euros)
Commitments given under operating leases as of December 31, 2018	30,429
Effects of rental expenses not recognized into IFRS 16	(4,061)
Other effects, including currency effects and rent-free periods	4,035
Lease debt before discounting	30,402
Effect of discounting	(4,748)

Lease debt after discounting	25,655

Existing finance leases as of December 31, 2018	—

Lease debt as of January 1, 2019 after first-time application of IFRS 16	25,655

Commitments given at December 31, 2018 included €30,267 thousands under real estate’s leases and €163 thousands under industrial equipment and vehicles leases.

2.	GOING CONCERN

To date, the Company has not generated any product revenue and it continues to prepare for the potential launch of its Viaskin® Peanut product candidate in North America in 2020, if approved. On August 7, 2019, the Company announced the submission on August 6, 2019 of its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children ages 4 to 11 years.

The Company expects operating losses to continue for the foreseeable future. Current cash and cash equivalents are not projected to be sufficient to support the Company’s operating plan for the next 12 months despite additional funds raised in April 2019. The Company believes that its existing cash and cash equivalents will be sufficient to fund its operations until the first quarter of 2020.

As such, there is substantial doubt regarding the Company’s ability to continue as a going concern. The Company expects to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether the Company will be able to achieve these financing objectives on acceptable terms or at all.

If the Company does not achieve its financing objectives, the Company could scale back its operations, notably by delaying or reducing the scope of its research and development efforts.

The Company’s financial statements have been prepared on a going concern basis, assuming that it will be successful in its financing objectives. As such, no adjustment has been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Refer to the liquidity risk disclosed in Note 23 to the financial statements for the year ended December 31, 2018.

Note 4: Non-current financial assets

(thousands of euros)	6/30/2019	12/31/2018
Deposits	1,363	1,374
Pledged securities and other non-current financial assets	4,226	4,226
Liquidity contract	555	432

Total non-current financial assets	6,144	6,033

The non-current financial assets are composed of security deposits paid to premises’ lessors, of pledged securities not used as of June 30, 2019 and the liquidity contract.

Under the liquidity contract, 34,952 treasury shares were allocated as a reduction of Shareholders’ Equity as of June 30, 2019 with the cash balance being maintained in financial assets.

Note 5: Other current assets

Other current assets are broken down as follows:

(thousands of euros)	6/30/2019	12/31/2018
Research tax credit	16,802	10,829
Other tax claims	3,517	4,292
Other receivables	2,391	1,745
Prepaid expenses	5,474	4,265

Total other current assets	28,183	21,131

The other tax claims are primarily related to deductible VAT as well as the reimbursement of VAT that has been requested.

Prepaid expenses are comprised primarily of rental and insurance expenses, as well as legal and scientific consulting fees. Prepaid expenses also include upfront payments which are recognized over the term of the ongoing clinical studies.

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 3.12 to the financial statements for the year ended December 31, 2018, the Research Tax Credit is posted to the accounts as “Other Income” during the year with which the eligible research expenditures are associated.

Research Tax Credits recorded over the last three fiscal years are presented as follows:

•	2017: €9.2 million (for 12 months) paid in 2018;

•	2018: €10.8 million (for 12 months), to be paid in 2019;

•	2019: €6.0 million (for 6 months), to be paid in 2020.

The Company recognized as other income a Research Tax Credit in the amount of €6.0 million at June 30, 2019 and €5.4 million at June 30, 2018.

Following a tax inspection led by the French tax authorities on fiscal years 2012, 2013 and 2014, the Company received on July 4, 2016 a proposition of adjustments primarily affecting the 2014 Research Tax credit. The proposed adjustment amounted to €0.9 million and had been accrued in the financial statements as of December 31, 2017.

On June 25, 2018, the Company received the final reassessment for €58 thousand. The accrual initially recognized for €0.9 million has been reversed in the December 31, 2018 financial statements.

A tax audit covering all the tax declarations for the period from January 1, 2015 to December 31, 2016, extended to December 31, 2017 for VAT, was conducted in the third quarter of 2018. The conclusions of this tax audit were received in November 2018 without major financial consequences for the Group.

Note 6: Cash and cash equivalents

The cash and cash equivalents items are broken down as follows:

(thousands of euros)	6/30/2019	12/31/2018
Cash	61,726	77,236
Cash equivalent term deposits	45,539	45,534

Total cash and cash equivalents as reported in the statement of financial position	107,265	122,770

Bank overdrafts	—	—

Total net cash and cash equivalents as reported in the statement of cash flows	107,265	122,770

Term deposits are immediately convertible into cash at no cost. They are measured using level 1 fair value measurements.

Note 7: Capital

The share capital as of June 30, 2019 is set at the sum of €3,615,777.70. It is divided into 36,157,777 fully authorized, subscribed and paid-up shares with a par value of €0.10.

This number does not include share warrants (Bons de Souscription d’Actions, “BSAs”), founders’ share warrants (Bons de Souscription de Parts de Créateur d’Entreprise, “BSPCEs”), stock options (“SO”) and performance shares (“AGA”) granted to certain investors and to certain natural persons, both employees and non-employees of the Company.

Over the six months period ended June 30, 2019, the capital increase of €600,000 is linked to the issuance of 6,000,000 ordinary shares pursuant to the global offering of April 2019 and the exercise of the underwriters’ option to purchase additional ordinary shares;

All the shares give their owners the right to a proportional share of the net income and net assets of the Company.

The impact of share-based payments on net income (or loss) is presented in Note 12.

Note 8: Financial liabilities

As of June 30, 2019, the Company had:

•

A conditional advance of €1,768,489, granted in 2013 by OSEO to the Company as part of a collaborative research and clinical development in mite allergy in young children. Following the interruption of the project in September 2017, the repayment has been rescheduled in 13 monthly repayments, starting on May 31, 2018. As of June 30, 2019, this advance has been fully repaid.

•

An interest-free Innovation loan of €3,000,000 granted in 2014 by BpiFrance to DBV Technologies to help finance the pharmaceutical development of Viaskin Milk. This amount was received in a single disbursement on November 27, 2014. The planned repayment is scheduled in 20 quarterly repayments of €150,000 each, starting on June 30, 2017.

In 2011, OSEO Innovation also granted to the Company a grant in the form of a conditional advance of €640,000 to finance the development of its program to treat the allergy to proteins in cow’s milk. This advance has been fully repaid as of June 30, 2018.

The portion of the conditional advances for terms over one year is classified as non-current liabilities, while the portion for terms of less than one year is classified as current liabilities.

The table below presents the details of the debts recorded on the statement of financial position by the type of conditional advance:

(thousands of euros)	3rd OSEO contract	4th OSEO contract	BPI advance	Total
At January 1, 2018	64	1,700	2,386	4,150
Receipts	—	—	—	—
Repayments	(64)	(1,136)	(600)	(1,800)
Other transactions	—	60	69	129

At December 31, 2018	—	624	1,854	2,479

Of which - Non-current portion				1,278
Of which - Current portion				1,201
At January 1, 2019	—	624	1,854	2,479
Receipts	—	—	—	—
Repayments	—	(632)	(300)	(932)
Other transactions	—	8	21	29

At June 30, 2019	—	—	1,575	1,575

Of which - Non-current portion				1,003
Of which - Current portion				572
Stated interest rate	None	2,05%	None
Discount rate	0.4%-1.9%	1.5%-1.8%	3.20%
Maturity (in years)	0-3	7-9	2-7

Note 9: Supplier accounts payable and other current liabilities

1.	SUPPLIER ACCOUNTS PAYABLE AND RELATED PAYABLES

Supplier accounts payable and related payables are not discounted as amounts did not present payment terms longer than 1 year at the end of each fiscal year or period presented.

2.	OTHER CURRENT LIABILITIES

(thousands of euros)	6/30/2019	12/31/2018
Social security	13,238	6,343
Tax liabilities	203	448
Other debts	253	1,354
Deferred revenues	5,470	4,360

Total other current liabilities	19,164	12,506

The other liabilities include short-term debt to employees, as well as social welfare and tax agencies. Deferred revenues include subsidies, conditional advances and current part of deferred revenues from the collaboration agreement with Nestlé Health Science, which amounted to €5.4 million as of June 30, 2019.

Note 10: Operating Income

The operating income is broken down as follows:

	Six months ended June 30
(thousands of euros)	2019	2018
Revenues	—	—
Research tax credit	5,973	5,653
Subsidies	—	191
Other operating income	1,089	1,439

Total operating income	7,062	7,283

As of June 30, 2019 and June 30, 2018, other operating income is mainly composed by the portion of the upfront fee and milestones agreed under the contract with Nestlé Health Science, which are deferred over the performance obligation, using the same methods as those described in Note 3.12 to the consolidated financial statements for the year ended December 31, 2018.

Note 11: Operating expenses

The research and development expenses are broken down as follows:

	Six months ended June 30
(thousands of euros)	2019	2018
Research and development expenses
Personnel expenses	20,419	22,051
Sub-contracting, collaborations and consultants	25,624	21,023
Depreciation and amortization	2,670	489
Small equipment and supplies	1,946	2,581
Conferences, travel expenses	792	1,234
Rental[5]	333	965
Others	454	1,604

Total research and development expenses	52,238	49,946

The sales and marketing expenses are broken down as follows:

	Six months ended June 30
(thousands of euros)	2019	2018
Sales and marketing expenses
Personnel expenses	5,961	4,147
Fees	1,541	3,869
Depreciation and amortization	391	3
Marketing, tradeshows and travel expenses	342	1,692
Others	92	17

Total sales and marketing expenses	8,327	9,728

By nature, the breakdown of general and administrative expenses is as follows:

	Six months ended June 30
(thousands of euros)	2019	2018
General and administrative expenses
Personnel expenses	15,809	11,379
Fees	5,947	5,322
Depreciation and amortization	426	323
Insurance policies	1,071	726
Corporate communication and travel expenses	422	995
Rental[5]	164	582
Others	1,986	1,808

Total general and administrative expenses	25,825	21,135

[5]

As of June 30, 2019, rentals are composed of rents related to leases ending within less than 12 months and to leases of low value assets, excluded from the scope of application of IFRS 16 standard, and of rental expenses.

Personnel expenses

As of June 30, 2019, the average headcount of the Group was 322 employees, compared with 244 employees as of June 30, 2018.

Personnel expenses are broken down as follows:

	Six months ended June 30
(thousands of euros)	2019	2018
Wages and salaries	25,332	14,256
Social security contributions	7,138	4,556
Expenses for pension commitments	1,223	1,100
Employer contribution to bonus shares	455	906
Share-based payments	8,040	16,758

Total personnel expenses	42,188	37,577

Note 12: Share-based payments

The payments in shares of stock involve all the warrants (BSAs/BSPCEs), stock options and free shares granted to employees, non-employee members of the Board of Directors, scientific consultants, or service providers.

The warrants and stock options granted may be exercised at any time after a vesting period of between 0 and 4 years and become null and void after a period of 10 years from the date they are granted. The acquisition of the warrants by the recipients is not subject to market conditions.

The expense representing the benefit granted is recorded in the financial statements using the straight-line method as a personnel expense over the vesting period.

The acquisition of free shares and exercise of stock options depend on the existence of an employment contract or holding a corporate office between the recipient and the Company. Similarly, the exercise of the equity warrants depends on the existence of a directorship or consultant contract between the beneficiary and the Company.

For the six months ended June 30, 2019:

•

721,000 stock options were granted to the CEO and US employees with exercise prices between €14.58 and €16.99. Contingent upon the holders’ continued employment with the Company, these stock options can be vested over a four-year vesting period, on the basis of 25% one year after the grant and 12.5% every 6 months, The exercise will be subject to the following performance condition: approval of Viaskin Peanut by the United States Food and Drug Administration (FDA). The options will be forfeited 10 years after their grant;

•

One free shares plan was granted to French employees for a total of 100,000 shares. The definitive allocation of the free shares will only occur at the later of the following two dates: (i) expiry of the current vesting period as from their initial allocation and (ii) approval of Viaskin Peanut by the United States Food and Drug Administration (FDA) (performance condition). These free shares are subject to a 2 years’ retention period.

The definitive allocation of the free shares, subject to a presence requirement, will only occur at the later of the following two dates:

•	expiry of the current vesting period as from their initial allocation and

•	approval of Viaskin Peanut by the FDA (performance condition).

These free shares are subject to a 2 years’ retention period.

The IFRS 2 expense recorded for the six months ended June 30, 2019 amounts to €8.0 million compared to €16.8 million for the six months ended June 30, 2018.

As of June 30, 2019, the total number of ordinary shares that can be created through a full exercise or definitive acquisition, depending on the case, of all of securities giving access to the capital and instruments issued to date amounts to 3,712,444 at a weighted average exercise price of €34.07 (this weighted average exercise price does not include the 644,295 of potential shares resulting from the definitive acquisition of free shares).

Note 13: Financial revenue and expenses

The following table reflects financial revenue and expenses:

	Six months ended June 30
(thousands of euros)	2019	2018
Financial revenues	491	1,813
Financial expenses	(966)	(360)

Total	(475)	1,452

The financial income is primarily composed of unrealized exchange effect of U.S.-dollar-denominated intercompany advances and capital gains on the disposal of investment securities.

Financial expenses primarily include financial interest related to lease obligations recognized in the balance sheet as part of the implementation of IFRS 16, foreign exchange losses and expenses related to the accretion of repayable advances.

Note 14: Lease contracts

Analysis of right-of-use assets by category of underlying property as of June 30, 2019 are broken down as follows:

(thousands of euros)	Real estate	Other assets	Total
At December 31, 2018	—	—	—
First application of IFRS 16	23,462	330	23,792
Addition of assets	—	—	—
Amortization expense	(1,624)	(57)	(1,681)
Translation adjustments and other	(52)	—	(52)

At June 30, 2019	21,787	273	22,060

Analysis of maturities of lease liabilities as of June 30, 2019 are broken down as follows:

(thousands of euros)	6/30/2019
Less than one year	3,162
One to five years	13,773
More than five years	7,265

Total	24,200

As of June 30, 2019, the interest expense on lease liabilities amounted €521 thousand.

Note 15: Off balance sheet commitments

Except for the lease obligations presented in Notes 3.1 and 15, no significant changes occurred in contingent liabilities between December 31, 2018 and June 30, 2019.

Note 16: Related parties’ transactions

The related parties are exclusively composed of the members of the Board of Directors and the Executive Committee of the Company.

A list of the companies controlled by the Company is presented in note 2. Those companies are fully consolidated and transactions between the parent company and its subsidiaries are eliminated when preparing the consolidated financial statements.

The Company has no significant influence over other companies.

Compensation awarded to the members of the Board of Directors and the Executive Committee of the Company for the six months ended June 30, 2019 totals €9.6 million.

	Six months ended June 30
(thousands of euros)	2019	2018
Short-term benefits	3,064	2,497
Post-employment benefits	53	70
Termination benefits	4,092	—
Share-based payment	2,359	7,566

Total	9,567	10,133

The valuation terms of the benefit of share-based payments are presented in Note 12.

Statement of the debt towards related parties as of June 30, 2019 is broken down as follows:

	Six months ended June 30
(thousands of euros)	2019	2018
Compensation	4,588	940
Pension obligations	166	538

Total	4,754	1,477

As of June 30, 2019, debt toward related parties includes termination benefits in connection with the Executive Committee’s organizational changes.

Note 17: Subsequent events

On August 7, 2019, the Company announced the submission of its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children ages 4 to 11 years.

The Company evaluated subsequent events that occurred after June 30, 2019 through the date of approval of the unaudited condensed consolidated financial statements by the Board of Directors and determined that there are no other significant events that require adjustments or disclosure in such unaudited condensed consolidated financial statements.

II - MANAGEMENT DISCUSSION & ANALYSES

ANALYSIS OF PROFIT & LOSS STATEMENT

Operating Revenue

Our total operating revenue was €7.1 million and €7.3 million for the first half 2019 and 2018, respectively. This income was mainly generated by our Research Tax Credit and by income recognized under the May 2016 collaboration agreement with Nestlé Health Science.

In thousands of euros	Six months ended June 30
	2019	2018
Revenues	—	—
Other income	7,062	7,283
of which Research Tax Credit	5,973	5,653
of which subsidies	—	191
of which other operating income	1,089	1,439

Total income	7,062	7,283

As R&D expenses are not capitalized until a marketing authorization is obtained, the Research Tax Credit related to such R&D programs is recorded as operating income. Grants received during the periods were deducted from the calculation of the Research Tax Credit.

For the six months ended June 30, 2019, we recorded a €6.0 million Research Tax Credit. For the six months ended June 30, 2018, we recorded a €5.4 million Research Tax Credit. We have requested the reimbursement of the 2018 Research Tax Credit (€10.8 million) in compliance with the E.C. tax treatment for small and medium companies. At the date of release of the Interim Financial Information as of June 30, 2019, the reimbursement had not been received.

For the first half 2018 and 2019, respectively, we also recorded as other income a portion of the upfront fee and milestones agreed under the contract with Nestlé Health Science, which are deferred over the service obligation period.

Operating Expenses

The application, without restatement of the previous period, of the IFRS 16 standard since January 1, 2019, led to a structural change of the profit and loss statement with the recognition of an amortization expense of the right-of-use assets related to leases in depreciation and amortization and an interest expense on the lease obligation debt in the financial result. In 2018, a lease expense was recognized in the income statement.

Research and Development Expenses increased by 4.6% in the first half 2019 to €52.2 million compared with €49.9 million in the same period in 2018.

The following table summarizes research and development expenses:

in thousands of euros	Six months ended June 30
	2019	2018
Personnel costs	20,419	22,051
Sub-contracting, collaborations and consultants	25,624	21,023
Depreciation and amortization	2,670	489
Small equipment and other supplies	1,946	2,581
Conferences and travel expenses	792	1,234
Rental	333	965
Other	454	1,604

Total Research and Development expenses	52,238	49,946

Personnel costs related to research and development decreased by 7.4% compared to the same period in 2018, resulting from a decrease in share-based compensation expense and employer contribution on free shares. This decrease was partly offset by an increase in payroll due to an increase in average staff (from 179 employees at the end of June 2018 to 223 employees at the end of June 2019) and to severance costs due to organizational changes. Excluding share-based compensation expense and employer contribution to free shares, the payroll dedicated to Research and Development increased by 32.6%.

The increase of 21.9% for sub-contracting, collaborations and consultants mainly relates to expenses incurred for the preparation of the Viaskin® Peanut BLA for submission to the FDA.

The increase in depreciation and amortization and the decrease in rental expenses are primarily attributable to the application of IFRS 16 standard starting January 1, 2019.

Sales and Marketing Expenses in the first half of 2019 and 2018 were €8.3 million and €9.7 million, respectively. Sales and marketing expenses primarily include payroll for U.S. employees, as well as fees related to pre-commercialization activities for Viaskin Peanut in North America.

The following table summarizes Sales and Marketing expenses:

in thousands of euros	Six months ended June 30
	2019	2018
Personnel expenses	5,961	4,147
Fees	1,541	3,869
Depreciation and amortization	391	3
Marketing, tradeshows and travel expenses	342	1,692
Others	92	17

Total Sales and Marketing expenses	8,327	9,728

The increase in personnel costs of 43.7% is mainly due to the increase in the average staff (35 employees as of June 30, 2019 compared with 12 employees as of June 30, 2018), severance costs in relation with the Company’s reorganization and implementation of retention measures for key personnel of the Company. This increase is offset by a decrease in share-based compensation expense and employer contribution on free shares.

Excluding share-based compensation expense and employer contribution on free shares, the payroll dedicated to sales and marketing expenses increased by 171.6%.

The increase in depreciation and amortization is mainly due to the recognition of an amortization expenses as part of the implementation of IFRS 16.

The decrease in marketing, tradeshows and travel expenses is due to budget discipline on allocation of resources as the Company was preparing the Viaskin® Peanut submission to the FDA.

General and Administration Expenses were €25.8 million in the first half 2019, compared with €21.1 million in the first half 2018, and include mainly administrative and management personnel costs and certain fees, such as audit, legal and consultants’ fees.

The following table summarizes General and Administrative expenses:

in thousands of euros	Six months ended June 30
	2019	2018
Personnel expenses	15,809	11,379
Fees	5,947	5,322
Depreciation and amortization	426	323
Insurance policies	1,071	726
Corporate communication and travel expenses	422	995
Rental	164	582
Others	1,986	1,808

Total General and Administrative expenses	25,825	21,135

The overall increase is mainly due to the 38.9% increase in personnel costs, due to the increase in the average staff (64 employees as of June 30, 2019 compared to 54 employees as of June 30, 2018), and severance costs in relation with the Company’s reorganization and the implementation of retention measures for key personnel of the Company.

Those increases are partly offset by a decrease in share-based compensation expense and employer contribution on free shares. Excluding share-based compensation expense and employer contribution on free shares, the payroll dedicated to G&A increased by 107.7%.

The decrease in rental expenses is exclusively linked to the first application of IFRS 16 standard in 2019.

Fees of €5.9 million are mainly related to consulting services performed in the first half of 2019 as part of the Group’s restructuring.

Financial (Loss) was €(0.5) million in the first half 2019, compared to a profit of €1.5 million in the first half 2018. This item includes the financial revenues on our financial assets, foreign exchange losses, undiscounting expenses in connection with BpiFrance, and financial expenses on lease obligations related to the implementation of IFRS 16 as of January 1, 2019.

The change in the financial profit (loss) is mainly attributable to the change in the unrealized exchange effect of U.S.-dollar-denominated intercompany advances.

Net (Loss) at the end of June 30, 2019 was €(79.8) million compared to €(72.1) million at the end of June 30, 2018. The loss per share was €(2.43) and €(2.60) for the first half 2019 and 2018, respectively, based on a weighted average number of shares outstanding of 32,889,633 as of June 30, 2019 and 27,695,665 as of June 30, 2018.

ANALYSIS OF THE BALANCE SHEET

Non-current assets were €49.1 million and €26.3 million as of June 30, 2019 and December 31, 2018, respectively, and include long-term intangible assets, rights of use relating to leases, intangible assets and non-current financial assets. The January 1, 2019 application of IFRS 16 on leases led to the recognition of an asset of €23.8 million. IFRS 16 aligns the accounting treatment for operating leases with finance leases by recognizing on the balance sheet a debt corresponding to the present value of future payments and an asset for the right of use.

Net current assets were €137.5 million and €145.5 million as of June 30, 2019 and December 31, 2018, respectively. This variation results mainly from the April 2019 public offering with net proceeds of €66.5 million, partially offset by cash used in operating activities.

As of June 30, 2019, net cash and current financial instruments were €107.3 million compared to €122.8 million as of December 31, 2018.

The change in other current assets is mainly due to the recognition of €6.0 million related to the Research Tax Credit in the first half of 2019.

The net change in the Company’s shareholders’ equity mainly results from the losses realized over the period and from the April 2019 public offering. Shareholders’ equity was €116.3 million as of June 30, 2019 compared to €121.3 million at December 31, 2018.

Current and non-current liabilities were €70.3 million and €50.5 million as of June 30, 2019 and December 31, 2018, respectively. This change resulted primarily from the recognition in the balance sheet of a debt corresponding to the discounted value of future payments linked to the first application of IFRS 16 and the recognition of provisions following changes decided within the executive committee.

ANALYSIS OF CASH FLOW STATEMENT

in thousands of euros	Six months ended June 30
	2018	2018
Net cash used in operating activities	(77,170)	(65,170)
Net cash used in investing activities	(2,100)	(679)
Net cash provided by financing activities	63,710	131,666

Net cash used in operating activities was €(77.2) million for the six months ended June 30, 2019, as compared to €(65.2) million for the six months ended June 30, 2018. The increase is attributed to significant expenses incurred in the first half of 2019 as part of the preparation for the Viaskin® Peanut BLA submission.

Net cash used in investing activities was €(2.1) million for the six months ended June 30, 2019, as compared to €(0.7) million for the six months ended June 30, 2018. Those investments were mainly for the Company’s industrial machinery and equipment, which are expected to be commissioned in 2020 in order to support the commercialization of Viaskin® Peanut in the United States, if approved.

Net cash from financing activities was €63.7 million for the six months ended June 30, 2019, as compared to €131.7 million for the six months ended June 30, 2018, primarily due to the public offering in April 2019.

III – INFORMATION REGARDING RELATIONSHIPS WITH RELATED PARTIES

The compensation awarded to the members of the Company’s Board of Directors and Executive Committee and the statement of the debts towards related parties are disclosed in Note 16.

IV – RISK FACTORS

Risk factors are disclosed at “Item 3.D-Risk factors” of the 20-F filed at the SEC on April 1, 2019. There have been no material changes to the Risk Factors described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.